UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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15046507

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2015
Washington DC
404

SEC FILE NUMBER
8- 49386

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Thompson Davis & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 South Fifth Street
(No. and Street)

Richmond	VA	23219
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Elaine Altizer (804)644-6381
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Blvd.	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. Elaine Altizer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Thompson Davis & Co., Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

certain joint accounts, custodian accounts, trusteed IRA accounts of shareholders or similar types of accounts which are classified as customer accounts in accordance with Rule 15c3-3(a)(1) of the Securities and Exchange Act of 1934.

Pamela J. Prescott
NOTARY PUBLIC
Commonwealth of Virginia
Reg. #7140774
My Commission Expires
December 31, 2015

PAMELA J. PRESCOTT COMMONWEALTH OF VIRGINIA NOTARY PUBLIC

Notary Public

Signature

CFO/FINOP/Secretary/Treasurer

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THOMPSON DAVIS & CO., INC.

Financial Statements

December 31, 2014

SEC ID 8-49386

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Thompson Davis & Co., Inc.
Richmond, Virginia

We have audited the accompanying statement of financial condition of Thompson Davis & Co., Inc. (the "Company"), as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Thompson Davis & Co., Inc. as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Keiter

February 12, 2015
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

THOMPSON DAVIS & CO., INC.

Statement of Financial Condition
December 31, 2014

Assets

Cash	$ 62,372
Receivables from clearing broker	562,420
Property and equipment - net	32,295
Other assets	216,710
Total assets	$ 873,797

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable	$ 75,695
Accrued liabilities	105,666
Total liabilities	181,361
Stockholders' equity:	
Common stock, no par value, authorized 10,000 shares, issued and outstanding 1,000 shares	500,000
Retained earnings	192,436
Total stockholders' equity	692,436
Total liabilities and stockholders' equity	$ 873,797

See accompanying notes to financial statement.

THOMPSON DAVIS & CO., INC.

Notes to Financial Statements

1. **Summary of Significant Accounting Policies:**

Nature of Business: Thompson Davis & Co., Inc. (the "Company") was incorporated in the State of New York and is headquartered in Richmond, Virginia. The Company provides financial services to both retail and institutional clients nationwide. As a broker-dealer and registered investment advisor, the Company is subject to regulations of the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority (the "FINRA"). The Company is an Introducing Broker and forwards all transactions to a Clearing Broker on a fully disclosed basis.

Basis of Presentation: The accompanying financial statement has been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United Sates ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The financial statement has been prepared on a consistent basis with that of the preceding period.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash and other financial instruments (see Note 5). The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000. The Company regularly has funds in excess of $250,000.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents.

Securities Owned: Securities transactions are recorded in the accounts on a trade date basis. Realized gains and losses are computed using the specific identification method.

Receivables from Clearing Broker: The Company clears all of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. Based on the terms and conditions of the Company's agreement with its clearing broker, the amount receivable from the clearing broker represents cash on hand with the clearing broker plus commission receivables and less amounts payable for transaction costs on unsettled securities trades.

Property and Equipment: Property and equipment is stated at cost. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives ranging from 3 to 7 years.

THOMPSON DAVIS & CO., INC.

Notes to Financial Statements, Continued

1. Summary of Significant Accounting Policies, Continued

Commission Income: Gross commission income is recorded on a trade date basis.

Income Taxes: The Company has elected to be an S-Corporation. In lieu of corporate income taxes, the stockholders of an S-Corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for income taxes has been included within the financial statements.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management evaluated the company's tax positions and concluded that the Company had taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company's income tax returns for years since 2011 remain open for examination by tax authorities. The Company is not currently under audit by any tax jurisdiction.

Subsequent Events: Management has evaluated subsequent events through February 17, 2015, the date the financial statements were issued, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

2. Related Parties:

The Company leases commercial office space from a partnership comprised principally of the stockholders of the Company. The lease terminates in May 2019. The future minimum lease commitment on this lease is disclosed in Note 3.

The Company performs investment advisory services and management consulting services for Seven Hills Capital Partners, LP ("Seven Hills"), the General Partner of which is Seven Hills Capital Management, LLC ("Seven Hills Management"). Certain stockholders of the Company are also members in Seven Hills Management. The Company has receivables of $22,406 due from Seven Hills for accrued performance and management fees as of December 31, 2014. The receivable is included in other assets on the statement of financial condition.

The Company has certain employees that hold positions of Seven Hills, LP in their individual self-directed retirement accounts. As of December 31, 2014, these positions totaled $459,937.

3. Lease Commitments:

The Company leases office space under long-term lease agreements and a lease for commercial office space with a partnership comprised of certain stockholders of the Company. This lease terminates in 2019.

The following is a schedule of future minimum rental payments required under the above lease:

Year Ending December 31	Amount
2015	$ 108,735
2016	111,453
2017	114,240
2018	117,096
2019	49,291
	$ 500,815

In addition, the Company leases commercial office space in Raleigh, North Carolina. This lease terminates in June 2015 and is payable in monthly installments of $6,252. Future minimum lease payments are $37,510 through 2015.

4. Employee Retirement Plan:

The Company has an employee retirement plan under Section 401(k) of the Internal Revenue Code. The plan provides for salary reduction contributions by eligible participants, subject to certain limitations with a discretionary Company match. The Company elected to make contributions to the plan for 2014 in the amount of $60,101, which is recorded as a component of accrued liabilities as of December 31, 2014.

5. Financial Instruments with Off-Balance Sheet Risk:

As a securities broker, the Company is engaged in buying and selling securities as agent for a diverse group of domestic corporations, institutional investors, individuals and as principal for its own account. The Company introduces these transactions for clearance to another firm on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. If any transactions do not settle, the Company may incur a loss if the market value of the security is different from the contract value of the transaction. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, requiring customers to deposit additional collateral, or to reduce positions when necessary. The Company does not anticipate nonperformance by customers or counterparties in these situations. The Company's policy is to monitor its market exposure and counterparty risk and to review, as necessary, the credit standing of each counterparty and customer with which it conducts business.

6. Property and Equipment:

Property and equipment at year-end consisted of:

Furniture and equipment	$ 382,054
Leasehold improvements	77,168
	459,222
Less accumulated depreciation and amortization	(426,927)
Net property and equipment	$ 32,295

7. Guarantees:

As required or permitted under its Articles of Incorporation, the Company has certain obligations to indemnify its current officers and directors for certain events or occurrences while the officer or director is, or was serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

8. Regulatory Requirements:

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. In addition, the Company must maintain a minimum net capital of $250,000. On December 31, 2014, the Company had net capital of $428,431, which was $178,431 in excess of required minimum net capital. The Company's net capital ratio was 0.42 to 1. The Company does not carry the accounts of its customers and accordingly is exempt under Rule 15c3-3(k)(2)(ii) from preparing the Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3.

THOMPSON DAVIS & CO., INC.

Exemption Report

December 31, 2014

SEC ID 8 – 49386

THOMPSON DAVIS & CO., INC.

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Thompson Davis & Co., Inc.
Richmond, Virginia

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Thompson Davis & Co., Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Thompson Davis & Co., Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Thompson Davis & Co., Inc. stated that Thompson Davis & Co., Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Thompson Davis & Co., Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Thompson Davis & Co., Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Keiter

February 12, 2015
Glen Allen, Virginia

Certified Public
Accountants & Consultants

Mailing Address:
P.O. Box 32066
Richmond, VA 23294

4401 Dominion Boulevard
2nd Floor
Glen Allen, VA 23060
Tel: 804.747.0000
Fax: 804.747.3632

Web: www.keitercpa.com

Thompson Davis & Co., Inc.'s Exemption Report

Thompson Davis & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii).

Thompson Davis & Co., Inc. is an introducing broker-dealer who clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and properly maintains and preserves such books and records.

Thompson Davis & Co., Inc. has met this exemption as of December 31, 2014, for the year then ended and through the date of this report.

I, J. Elaine Altizer, swear or affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

J. Elaine Altizer
CFO/FINOP
February 12, 2015